EXHIBIT 99.1

November 27, 2012

Immediate Supplementary Report -  Labor Federation's Notice to Pelephone

Further to the Company's immediate report dated September 12, 2012 (reference no. 2012-01-236508), the Company hereby provides notification that on November 26, 2012, it received a notice from its subsidiary, Pelephone Communications Ltd. ("Pelephone") advising that it had received a notice from the New General Federation of Labor (the "Histadrut") of a strike in accordance with the Settlement of Labor Disputes Law, 5717-1957 (the "Notice") as of December 10, 2012 onwards.

According to the Notice, the primary issues in dispute are Pelephone's non-recognition of the Histadrut as a representative organization and its refusal to conduct negotiations on a collective agreement, as well as wage-related demands and employee dismissal issues.

Pelephone insists on its version of facts, as told to the Histadrut (and as stated in the update to Section 3.11 of the chapter containing a description of the Company's business affairs in its Q3 2012 periodic report), whereby the Histadrut is not the representative labor organization for Pelephone employees and, therefore, according to Pelephone, is unable to declare a strike as aforementioned.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.